Free Writing Prospectus to Preliminary Pricing Supplement No. 10,770

Registration Statement Nos. 333-275587; 333-275587-01

Dated September 26, 2025; Filed pursuant to Rule 433

Morgan Stanley

Basket Jump Securities with Auto-Callable Feature due October 12, 2028

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	Basket component	Weighting
	Amazon.com, Inc. common stock (the “AMZN Stock”)	20.00%
	Costco Wholesale Corporation common stock (the “COST Stock”)	20.00%
	Waste Management, Inc. common stock (the “WM Stock”)	20.00%
	Netflix, Inc. common stock (the “NFLX Stock”)	20.00%
	BlackRock, Inc. common stock (the “BLK Stock”)	20.00%
Automatic early redemption:

If, on the first determination date, the closing level of the underlier is greater than or equal to the call threshold level, the securities will be automatically redeemed for the early redemption payment. No further payments will be made on the securities once they have been automatically redeemed.

First determination date:	October 9, 2026
Call threshold level:	100% of the initial level
Early redemption payment:	$1,090 per security
Participation rate:	150%
Downside threshold level:	75% of the initial level
Pricing date:	October 7, 2025

Final determination date:	October 9, 2028
Maturity date:	October 12, 2028
CUSIP:	61779DX80
Estimated value:	$960.00 per security, or within $45.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225053513/ms10770_424b2-30451.htm

1All payments are subject to our credit risk

Hypothetical Payment at Maturity[1] (if the securities have not been automatically redeemed prior to maturity)
% Change in Closing Level of the Underlier	Payment at Maturity (per Security)
+60.00%	$1,900.00
+40.00%	$1,600.00
+20.00%	$1,300.00
0.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-40.00%	$600.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal and do not pay interest.

●If the securities are automatically redeemed prior to maturity, the appreciation potential of the securities is limited by the fixed early redemption payment specified for the first determination date.

●The securities are subject to early redemption risk.

●The market price of the securities may be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the securities is not equivalent to investing in the basket components.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlier(s)

●Because your return on the securities will depend upon the performance of the underlier(s), the securities are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oChanges in the value of one or more of the basket components may offset each other.

oWe have no affiliation with any basket stock issuer.

oWe may engage in business with or involving any basket stock issuer without regard to your interests.

oThe anti-dilution adjustments the calculation agent is required to make do not cover every corporate event that could affect a basket stock.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.